SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005.

Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                            to                                .

Commission file number

A.              Full title of the plan and the address of the plan, if different from that of issuer named below:

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Tom Burmeister, Chief Financial Officer
Rinker Group Limited
c/o Rinker Materials  Corporation
1501 Belvedere Road
West Palm Beach, FL 33406
(800) 226-5521

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RINKER GROUP LIMITED

Level 8, Tower B
799 Pacific Highway
Chatswood, NSW 2067
Australia

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following items are included in this Report:

I.              Financial Statements for the Plan consisting of:

1.                                       Report of Independent Registered Public Accounting Firm

2.                                       Financial Statements as of December 31, 2005 and 2004 and for the Years then ended

A.                                   Statements of Net Assets Available for Benefits

B.                                     Statements of Changes in Net Assets Available for Benefits

C.                                     Notes to Financial Statements

3.                                       Schedule of Assets (Held at End of Year)

II.                                     Other Information:

1.                                       Signatures

2.                                       Exhibit Index

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
Rinker Materials Corporation 401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of Rinker Materials Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida
June 28, 2006

RINKER MATERIALS CORPORATION 401(k) RETIREMENT
SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR  BENEFITS

DECEMBER 31, 2005 AND 2004

ASSETS	2005	2004

INVESTMENTS:

American Depositary Receipts—Rinker Group Limited (Notes 1 and 5)	$126,314	$46,241
Common collective trusts	2,894,169	2,729,927
Registered investment companies	2,393,715	2,145,768
Participant loans	446,607	394,991

Total investments	5,860,805	5,316,927

CASH AND CASH EQUIVALENTS	431	415

RECEIVABLES:
Participant contributions	21,017	11,527
Accrued interest	7,782	7,504

Total receivables	28,799	19,031

NET ASSETS AVAILABLE FOR BENEFITS	$5,890,035	$5,336,373

See notes to financial statements.

RINKER MATERIALS CORPORATION
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR  BENEFITS
YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004

ADDITIONS:
Participant contributions	$792,882	$625,436

Investment income:
Net appreciation in fair value of investments	64,621	191,144
Dividends	219,882	137,785
Interest	21,782	19,596
Net investment income	306,285	348,525

Transfer of funds from Rinker Materials Corporation Profit Sharing 401(k) Plan	8,276	10,416

Total additions	1,107,443	984,377

DEDUCTIONS:
Benefits paid to participants	279,993	385,792
Professional fees and other expenses	5,968	28,442
Transfer of funds to Coreslab Structures Inc. 401(k) Plan	267,820	—

Total deductions	553,781	414,234

INCREASE IN NET ASSETS	553,662	570,143

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,336,373	4,766,230

End of year	$5,890,035	$5,336,373

See notes to financial statements.

RINKER MATERIALS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Rinker Materials Corporation 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General—The Plan is a defined contribution plan with discretionary employer contributions to the profit sharing component and employee contributions to the retirement savings component of the Plan. The Plan’s primary purpose is to provide benefits to employees not participating in other retirement plans to which the Plan sponsor, Rinker Materials Corporation and Subsidiaries (the “Company”), makes current contributions. Merrill Lynch Trust Company FSB (“Merrill Lynch Trust”) is the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Payment of Benefits—On termination of service due to death, disability, or retirement, a participant, based on his or her election, will receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period not extending beyond the life expectancy of the participant and his beneficiary. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Contributions—Each year, participants may contribute a portion of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. Participants may also contribute amounts representing distributions from qualified defined benefit plans or other defined contribution plans. The Plan sponsor may make contributions to participants’ profit sharing accounts at the discretion of the Board of Directors of the Plan sponsor. No profit sharing contributions were made for Plan years ended December 31, 2005 or 2004.

Participant Accounts—Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and allocations of Company discretionary (profit sharing) contributions, participant forfeitures (if applicable), and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their participant account balance into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and three common collective trusts as investment options for participants. Participants are also able to invest in a fund which is invested in American Depositary Receipts (“ADR”) representing ordinary shares of Rinker Group Limited (“RGL”). At December 31, 2004, each RGL ADR represented Ten (10) ordinary shares of RGL, and at December 31, 2005, each RGL ADR represented Five (5) ordinary shares of RGL. This occurred because effective as of April 27, 2005, the RGL ADR conversion ratio was changed. Two million ordinary shares of RGL (representing 200,000 RGL ADRs) were registered for purchase by the Plan. The objective of this fund is to give the participants an opportunity to share in the ownership of RGL.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. If applicable, the Company’s contribution portion of their accounts vest at 20%, 40%, 70%, and 100% after a participant provides two, three, four, and five years of service, respectively. A year of service is earned in each Plan year in which an employee completes at least 1,000 hours of service.

Participant Loans—Participants may borrow up to 50% of the current value of their vested account balance, not to exceed $50,000. The total outstanding balance on such loans at December 31, 2005 and 2004 was $446,607 and $394,991, respectively. Loan transactions are accounted for as a transfer between the investment funds and the loan fund. Loan terms range from 1-5 years unless used for the purchase of a primary residence, in which case the term of the loan may not exceed 10 years. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.50% and the interest paid on the loans is credited to the borrower’s account. Total interest income from these loans for the years ended December 31, 2005 and 2004 was $21,504 and $19,518, respectively.

Forfeitures—Forfeitures are either allocated to the remaining participants or are used to reduce future employer contributions. There were no forfeitures of unvested amounts during the Plan years ended December 31, 2005 and 2004.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Investments Valuation—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant loans are recorded at the loan balance, which approximates fair value.

Income Recognition—Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on specific identification, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Both realized and unrealized gains and losses are included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses—Certain administrative expenses incurred by the Plan are paid from the Plan assets and are reflected in the accompanying Plan financial statements. Other administrative expenses of the Plan are paid by the Plan sponsor, as provided in the Plan document.

Benefit Payments—Benefit payments to participants are recorded upon distribution. Benefit payments requested by participants during December 2005 and 2004 and paid by the Plan subsequently were $0 and $0, respectively.

Transfer of Funds—Participants who are no longer eligible to participate in the Plan due to change in status of employment are eligible to participate in the Rinker Materials Corporation Profit Sharing 401(k) Plan (“Profit Sharing Plan”). In addition, participants who are no longer eligible to participate in the Profit Sharing Plan due to change in status of employment are eligible to participate in the Plan. For the years ended December 31, 2005 and 2004, $44,594 and $55,421 were transferred out of the Plan and into the Profit Sharing Plan, respectively. For the years ended December 31, 2005 and 2004, $52,870 and $65,837 were transferred into the Plan from the Profit Sharing Plan, respectively.

During the year ended December 31, 2005, Rinker Materials Corporation divested their Hydro Conduit & Wilson Concrete Prestress Operations business. As a result of the divestment, $267,820 of participant funds was transferred out of the Plan into the Coreslab Structures Inc. 401(k) Plan.

3.                      INVESTMENTS

The following table presents investments as of December 31, 2005 and 2004:

	2005	2004
American Depositary Receipts—Rinker Group Limited	$126,314	$46,241
Common collective trust:
Merrill Lynch Retirement Preservation Trust*	2,357,028	2,236,026
Merrill Lynch Equity Index Trust*	383,738	377,980
Merrill Lynch International Index Fund	153,403	115,921

	2,894,169	2,729,927
Registered investment companies:
AIM Premier Equity Fund	—	714
BlackRock Aurora Port Instl Class A1	—	144,534
BlackRock Aurora Port Instl Class I1	167,926	—
Calvert Income Fund**	295,384	231,573
Davis New York Venture Class Y	193,297	170,605
Fidelity Advisor Equity Growth Fund Class T	—	97,581
Fidelity Advisor Equity Growth Fund Class A	122,622	—
Goldman Sachs Gov Income Inst	12	—
Janus Fund	33,164	28,686
Merrill Lynch Basic Value Fund Class I	137,621	144,403
Merrill Lynch Bond Fund Class I	215,398	216,254
Oppenheimer Main Street Growth and Income Fund Class A***	—	342,918
Oppenheimer Main Street Growth and Income Fund Class Y**	319,418	—
RS Partners Fund	12	—
Templeton Foreign Fund	—	50,252
Templeton Foreign Fund Advisor	63,981	—
Van Kampen Aggressive Growth Fund Class A	—	120,658
Van Kampen Aggressive Growth Fund Class I	153,685	—
Van Kampen ComStock Class A***	—	557,863
Van Kampen ComStock Class I **	653,200	—
Van Kampen Emerging Growth Fund Class A	—	39,727
Van Kampen Emerging Growth Fund Class I	37,995	—

	2,393,715	2,145,768

Participant loans*	446,607	394,991

Total investments	$5,860,805	$5,316,927

*      Investment represents 5% or more of the Plan’s net assets as of December 31, 2005 and 2004.

**    Investment represents 5% or more of the Plan’s net assets as of December 31, 2005.

***  Investment represents 5% or more of the Plan’s net assets as of December 31, 2004.

Net appreciation/depreciation in the fair value of investments is summarized as follows:

	Year Ended
	December 31,
	2005	2004

American Depositary Receipts—Rinker Group Limited	$34,876	$14,328
Common collective trusts	34,522	53,643
Registered investment companies
AIM Premier Equity Fund	21	(5,241)
BlackRock Aurora Port Instl I1	(24,247)	2,713
Calvert Income Fund	(4,304)	(2,665)
Davis New York Venture Class Y	16,861	12,105
Dreyfus Premier Balanced Fund Class A	—	(720)
Fidelity Advisor Equity Growth Fund A	6,466	1,840
Goldman Sachs Gov Income Inst	—	—
Janus Fund	908	1,403
Merrill Lynch Basic Value Fund Class I	(3,838)	6,667
Merrill Lynch Bond Fund	(4,670)	689
Oppenheimer Main Street Growth and Income Fund Y	11,947	27,101
Oppenheimer Quest Opportunity Value Fund	—	7,581
RS Partners Fund	—	—
Templeton Foreign Fund Advisor	2,877	7,655
Van Kampen Aggressive Growth Fund Class I	14,674	13,638
Van Kampen ComStock Class I	(24,001)	47,445
Van Kampen Emerging Growth Fund Class I	2,529	2,962

Net appreciation in fair value of investments	$64,621	$191,144

1 The parent company of State Street Research has been acquired, effective January 31, 2005, by the parent company of BlackRock Advisors. As a result, the State Street Research Aurora Fund was renamed the BlackRock Aurora Portfolio.

4.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company, by letter dated January 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company and plan management believe that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in investment funds administered by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) with a total value of $3,247,188 and $3,090,584 at December 31, 2005 and 2004, respectively. Merrill Lynch Trust is the trustee of the Plan and is related to Merrill Lynch and, therefore, these transactions qualify as exempt party-in-interest transactions. Income related to these balances is received from each investment fund. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. However, certain other administrative expenses of the Plan are paid by the Company.

At December 31, 2005 and 2004, the Plan held 2,103 and 557 RGL ADRs with a fair value of $126,314 and $46,241, respectively. During the years ended December 31, 2005 and 2004, the Plan recorded dividend income attributable to RGL ADRs of $1,059 and $523, respectively.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

******

RINKER MATERIALS CORPORATION 401(k)
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2005

		(c) Description of Investment, Including
	(b) Identity of Issue, Borrower,	Maturity Date, Rate of Interest,		(e) Current
(a)	Lessor or Similar Party	Collateral, Par or Maturity Value	(d) Cost	Value

*	American Depositary Receipts—Rinker Group LTD	Company ADR	**	$126,314
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	2,357,028
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	383,738
*	Merrill Lynch International Index Fund	Common Collective Trust	**	153,403
	AIM Premier Equity Fund	Registered Investment Company	**	—
	BlackRock Aurora Port Instl I1	Registered Investment Company	**	167,926
	Calvert Income Fund	Registered Investment Company	**	295,384
	Davis New York Venture Class Y	Registered Investment Company	**	193,297
	Fidelity Advisor Equity Growth Fund A	Registered Investment Company	**	122,622
	Goldman Sachs Gov Income Inst	Registered Investment Company	**	12
	Janus Fund	Registered Investment Company	**	33,164
*	Merrill Lynch Basic Value Fund Class I	Registered Investment Company	**	137,621
*	Merrill Lynch Bond Fund Class I	Registered Investment Company	**	215,398
	Oppenheimer Main Street Growth and Income Fund Y	Registered Investment Company	**	319,418
	RS Partners Fund	Registered Investment Company	**	12
	Templeton Foreign Fund Advisor	Registered Investment Company	**	63,981
	Van Kampen Aggressive Growth Fund Class I	Registered Investment Company	**	153,685
	Van Kampen ComStock Class I	Registered Investment Company	**	653,200
	Van Kampen Emerging Growth Fund Class I	Registered Investment Company	**	37,995
*	Participant Loans	Collateral—participants’ vested accrued benefits, rates of 5.0% to 10.50%, maturing 1-5 years	**	446,607

				$5,860,805

*       Party-in-interest.

**    Cost information is not required for participant-directed investments and, therefore, is not included.

1 The parent company of State Street Research has been acquired, effective January 31, 2005, by the parent company of BlackRock Advisors. As a result, the State Street Research Aurora Fund was renamed the BlackRock Aurora Portfolio.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RINKER MATERIALS CORPORATION
401(k) RETIREMENT SAVINGS PLAN

By:	/s/ Ira Fialkow
	Name:	Ira Fialkow
	Title:	Vice President,
Rinker Materials Corporation

EXHIBIT INDEX

Exhibit 23:	Consent of Independent Registered Public Accounting Firm